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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(a) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                                       BY

                           SITHE ASIA HOLDINGS LIMITED


                                  ON BEHALF OF

                       SITHE DAESAN COGENERATION CO., LTD
                        SITHE ICHON COGENERATION CO., LTD










            The Commission is requested to address communications to:

John P. Giraudo, Esq.
General Counsel                                  Jared W. Johnson, Esq.
Sithe Asia Holdings Limited                      Bradley D. Hutter
42/F Cheung Kong Center                          Latham & Watkins
No. 2 Queen's Road Central                       1001 Pennsylvania Ave., N.W.
Hong Kong                                        Suite 1300
                                                 Washington, D.C.  20004


                                  July 10, 2000


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ITEM 1

        The names and business addresses of the entities claiming foreign utility company status under Section 33(a) of PUHCA are:

        Sithe Daesan Cogeneration Co., Ltd. ("Sithe Daesan")
        679-7 Daejuk-Ri, Daesan-Eup, Seosan-Shi, Coongchungnam-Do, Korea

        Sithe Ichon Cogeneration Co., Ltd. ("Sithe Ichon")
        1-1, Daeheung-Ri, Daewol-myun, Ichon-Si, Kyoungki-Do, 467-701 Korea

        Sithe Daesan is a single asset special purpose vehicle that owns and operates a 347 MW fuel oil-fired cogeneration plant that provides electricity and steam to the Hyundai Petrochemical ("HPC") complex at Daesan, Korea. All of Sithe Daesan's electrical and steam capacity is sold to HPC under a 20-year energy sales agreement.

        Sithe Ichon is a single asset special purpose vehicle that owns and operates a 357 MW heavy oil-fired captive cogeneration plant that provides electricity and steam to a semi-conductor plant in Ichon City, Kyonggi Province, South Korea, owned and operated by Hyundai Electronics Industries Company ("HEIC"). This cogeneration facility sells approximately 80% of its electrical and steam capacity to HEIC, and may make electricity sales to the state-owned utility, Korea Electric Power Company.

        Sithe Daesan and Sithe Ichon are project companies that are wholly-owned subsidiaries of Sithe Korea Holdings Limited and Sithe Asia Energy Services Limited, which, in turn, are wholly-owned subsidiaries of Sithe Asia Holdings Limited ("Sithe Asia"). Sithe Asia is a leading independent power producer in Asia. Through its subsidiaries, Sithe Asia is engaged in developing, acquiring, constructing, owning and operating electric power generating facilities throughout Asia, including Korea, Thailand, China, the Philippines, Pakistan, India, and many of the other major national Asian power markets.



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        Neither Sithe Daesan nor Sithe Ichon derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas within the United States. Neither Sithe Daesan nor Sithe Ichon is a public-utility company operating in the United States.

ITEM 2

        Sithe Daesan and Sithe Ichon and are not associate companies, as defined in Section 2(a) of PUHCA, of any public-utility company in the United States.












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                                    EXHIBIT A

        The requirement for State commission certification set forth in Section 33(a)(2) of PUHCA is not applicable to this notification, because Sithe Daesan, Sithe Ichon and Sithe Asia are not associate companies, or affiliate companies, of any domestic public-utility company.

                                    SIGNATURE

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                      Sithe Asia Holdings Limited


                                      By:   /s/ James Spencer
                                            -----------------
                                            James Spencer, President


Dated:  July 10, 2000




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